Filed Pursuant to Rule 433

Registration Statement No. 333-273678

May 5, 2026

PRICING TERM SHEET

Dated May 5, 2026

BOOKING HOLDINGS INC.

The information in this pricing term sheet supplements Booking Holdings Inc.’s preliminary prospectus supplement, dated May 5, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Booking Holdings Inc. (the “Issuer”).

Legal Entity Identifier:	FXM8FAOHMYDIPD38UZ17.

Trade Date:	May 5, 2026.

Settlement Date:	May 11, 2026 (T+4).

Expected Ratings of Notes:*	Moody’s: A3; S&P: A-.

Format:	SEC Registered.

Notes:	€600,000,000 3.500% Senior Unsecured Notes due 2030 (the “2030 Notes”).
€700,000,000 4.000% Senior Unsecured Notes due 2034 (the “2034 Notes”).
€600,000,000 4.500% Senior Unsecured Notes due 2039 (the “2039 Notes” and, together with the 2030 Notes and the 2034 Notes, the “Notes”).

Principal Amount:	€600,000,000 for the 2030 Notes.
€700,000,000 for the 2034 Notes.
€600,000,000 for the 2039 Notes.

Maturity Date:	May 11, 2030 for the 2030 Notes.
May 11, 2034 for the 2034 Notes.
May 11, 2039 for the 2039 Notes.

Reference EUR Midswap:	2030 Notes: 4-year Mid-Swaps.
2034 Notes: 8-year Mid-Swaps.
2039 Notes: 13-year Mid-Swaps.

Reference EUR Midswap Rate:	2030 Notes: 2.892%.
2034 Notes: 3.028%.
2039 Notes: 3.204%.

Spread to EUR Midswap:	2030 Notes: 65 basis points.
2034 Notes: 105 basis points.
2039 Notes: 140 basis points.

Reoffer yield:	2030 Notes: 3.542%.
2034 Notes: 4.078%.
2039 Notes: 4.604%.

Price to Public (Issue Price):	99.846% of principal amount for the 2030 Notes.
99.477% of principal amount for the 2034 Notes.
98.999% of principal amount for the 2039 Notes.

Government Security:	2030 Notes: OBL 2.400% due April 18, 2030.
2034 Notes: DBR 2.200% due February 15, 2034.
2039 Notes: DBR 1.000% due May 15, 2038.

Government Security Price and Yield:	2030 Notes: 98.720% / 2.746%.
2034 Notes: 94.725% / 2.969%.
2039 Notes: 77.740% / 3.269%.

Spread to Government Security:	2030 Notes: 79.6 basis points.
2034 Notes: 110.9 basis points.
2039 Notes: 133.5 basis points.

Gross Proceeds:	2030 Notes: €599,076,000.
2034 Notes: €696,339,000.
2039 Notes: €593,994,000.

Net Proceeds to Issuer (before expenses):	2030 Notes: €597,276,000.
2034 Notes: €694,029,000.
2039 Notes: €591,534,000.

Coupon:	2030 Notes: 3.500% per annum.
2034 Notes: 4.000% per annum.
2039 Notes: 4.500% per annum.

Interest Payment Date:	2030 Notes: Annually on May 11, commencing on May 11, 2027.
2034 Notes: Annually on May 11, commencing on May 11, 2027.
2039 Notes: Annually on May 11, commencing on May 11, 2027.

Clearing:	Global Notes will be deposited with a common depository for Euroclear or Clearstream.

Listing:	The Issuer intends to apply to list the Notes on the Nasdaq Bond Exchange.

Optional Redemption:	2030 Notes: Prior to April 11, 2030, the date that is one month prior to the maturity date of the 2030 Notes (the “2030 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2030 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes to be redeemed that would be due if such 2030 Notes matured on the 2030 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 15 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2034 Notes: Prior to February 11, 2034, the date that is three months prior to the maturity date of the 2034 Notes (the “2034 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2034 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes to be redeemed that would be due if such 2034 Notes matured on the 2034 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 20 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

2039 Notes: Prior to February 11, 2039, the date that is three months prior to the maturity date of the 2039 Notes (the “2039 Notes Par Call Date”), callable in whole or in part at the greater of: (1) 100% of the principal amount of the 2039 Notes to be redeemed; and (2) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2039 Notes to be redeemed that would be due if such 2039 Notes matured on the 2039 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on an annual basis at the Comparable Government Bond Rate, plus 20 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest, if any, to, but excluding, such redemption date.

Par Call:	2030 Notes: On or after the 2030 Notes Par Call Date, callable at 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2034 Notes: On or after the 2034 Notes Par Call Date, callable at 100% of the principal amount of the 2034 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2039 Notes: On or after the 2039 Notes Par Call Date, callable at 100% of the principal amount of the 2039 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Day Count Fraction:	ACTUAL/ACTUAL (ICMA), following, unadjusted.

Denominations:	€100,000 and any integral multiple of €1,000 in excess thereof.

Stabilization:	FCA/ICMA.

Common Code:	2030 Notes: 336761344.
2034 Notes: 336761379.
2039 Notes: 336761409.

Concurrent Offering:	Concurrently with this offering, the Issuer is undertaking a U.S. dollar-denominated senior notes offering (the “USD Notes Offering”, and such senior notes, the “USD Notes”). The closing of this offering of the Notes is not conditioned upon the closing of the USD Notes Offering, and the closing of the USD Notes Offering is not conditioned upon the closing of this offering of the Notes. No assurance can be made that the USD Notes Offering will be consummated. The USD Notes are only being offered pursuant to a separate prospectus supplement and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the USD Notes.

CUSIP Number:	2030 Notes: 09857L BP2.
2034 Notes: 09857L BQ0.
2039 Notes: 09857L BR8.

ISIN Number:	2030 Notes: XS3367613448.
2034 Notes: XS3367613794.
2039 Notes: XS3367614099.

Joint Book-Running Managers:	Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
Goldman Sachs & Co. LLC
J.P. Morgan Securities plc
Banco Santander, S.A.
BNP PARIBAS
HSBC Bank plc
Merrill Lynch International
TD Global Finance unlimited company
U.S. Bancorp Investments, Inc.
Standard Chartered Bank

Co-Manager:	ICBC Standard Bank Plc

Prohibition of Sales to EEA/UK Retail Investors:	Applicable.

MiFID II/UK MiFIR Target Market:	Eligible counterparties and professional clients only (all distribution channels).

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling Citigroup Global Markets Limited toll-free at 1 (800) 831-9146, Deutsche Bank AG, London Branch toll-free at 1 (800) 503-4611, Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526 and J.P. Morgan Securities plc (for non-U.S. investors) at +44-20-7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at 1 (212) 834-4533 (call collect).

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the UK by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this final pricing term sheet is only being distributed to and is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or (3) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities of the Issuer may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, any investment or investment activity to which the Preliminary Prospectus Supplement relates is only available to, and the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person in the UK who is not a Relevant Person should not act or rely on this final pricing term sheet or any of its contents.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.